Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

May 11, 2004
Our ref. No. PI 046

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Consolidated Financial Results for the Year Ended March 31, 2004

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dw 5/14

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

AND

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2004

Based on US GAAP

Mitsubishi Corporation
Investor Relations Office
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

Consolidated Financial Results for the Year Ended March 31, 2004
(Based on US GAAP)

May 11, 2004
Mitsubishi Corporation

TOKYO, May 11, 2004..... Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the year ended March 31, 2004.

I. Management Policies

(1) <u>MC2003 Summary</u>

In fiscal 2004, the final year of MC2003, the company's three-year plan that began in fiscal 2002, Mitsubishi Corporation implemented the following growth strategies to propel enterprise value higher.

First was steady execution of the Portfolio Management Strategy, whereby Mitsubishi Corporation aggressively reshaped its portfolio of businesses by reallocating resources and strengthening strategic business areas.

Under MC2003, Mitsubishi Corporation introduced business units (BUs) to function as the company's smallest unit for organizational control and earnings responsibility. At the same time, it adopted Mitsubishi Corporation Value Added (MCVA) as a new internal performance indicator. BUs were classified into three types: Stretch, Build and Restructure. Stretch BUs aim to maintain and increase earnings by adding new functions; Build BUs aim to create and build new business domains; and Restructure BUs aim to drastically realign their business through downsizing, restructuring and withdrawal from unprofitable areas. All BUs were assigned a clearly defined mission and MCVA was used to evaluate their results in detail. By employing this system to implement the Portfolio Management Strategy, Mitsubishi Corporation was able to boldly and swiftly allocate resources.

The second growth strategy was a blueprint for creating new business models and for expanding and carving out new business domains that leverage Mitsubishi Corporation's FILM functions (Finance, IT, Logistics and Marketing technologies).

The third strategy was the New Technologies Strategy, which aimed to create value by commercializing advanced technologies and other forms of intellectual property. Strategic fields are nanotechnology, energy and the environment, life sciences, and IT and communications. Mitsubishi Corporation's efforts to identify businesses in these fields that can become core sources of earnings in the future have started to produce

results.

(2) Profit Plan and Management Policy for Fiscal 2005 and Thereafter

Mitsubishi Corporation is determined to continue being a company that creates more value by accurately identifying and assessing the impact of changes in world markets as the basis for creating new business models and opening up new markets. Having set a goal of consolidated net income of Y 130.0 billion in fiscal 2005, the company will work in a united effort toward this target by taking the following measures.

Firstly, Mitsubishi Corporation will continue to employ the BU system and MCVA, introduced under MC2003, as its basic framework for managing business operations. The company's aim is to build on its current position by taking such actions as reviewing asset holdings from the standpoint of using resources effectively. These actions will be taken as the company accelerates implementation of its growth strategies and further promotes its Portfolio Management Strategy to drive continuous growth.

Secondly, Mitsubishi Corporation will strengthen its already-extensive group network and increase earnings by redoubling its focus on nurturing and utilizing human resources capable of enhancing group management and responding to an increasingly global business environment.

(3) Corporate Governance Framework

Mitsubishi Corporation has implemented numerous initiatives geared toward improving the transparency and efficiency of its management systems, positioning the improvement of corporate governance as a key management issue.

1) Corporate Organizations

Mitsubishi Corporation has a corporate auditor system.

The company's Board of Directors has 18 members, 3 of whom are outside directors. The Board is responsible for deciding on important management issues and overseeing the execution of day-to-day operations. In 2001, the creation of the post of executive officer clarified separation of the roles and responsibilities of directors and executive officers. In addition, the subsequent establishment of the Governance Committee and International Advisory Committee as advisory bodies has enhanced management oversight by the Board of Directors.

Moreover, the president, as the company's chief executive officer, and the Executive Committee, the highest ranking decision-making body of executive officers, execute the company's day-to-day business operations. Important management issues are decided through discussions with the Board of Directors after referral from the Executive Committee.

The company's five corporate auditors, including two outside auditors, audit the

performance of the directors in the execution of their duties and other matters. The independent, external auditors are responsible for auditing the company's financial statements.

At the General Meeting of Shareholders scheduled for June 2004, the company plans to seek approval from shareholders for a reduction to one year in the term for directors as well as for the appointment of one additional outside director and outside corporate auditor, as part of an ongoing drive to strengthen corporate governance.

2) Internal Control System

Regarding the company's internal control system, the following measures have been implemented. The Internal Audit Dept., the company's internal auditing body, monitors the operation and management of this control system.

(a) Observance of Laws and Ordinances and Articles of Incorporation

The Three Corporate Principles underpin Mitsubishi Corporation while the Standards of Conduct guide corporate conduct. And, as necessary, Mitsubishi Corporation establishes internal regulations for the purpose of conducting legal and fair business activities. Moreover, the company works continuously to enhance its compliance system. This includes making all Mitsubishi Corporation personnel fully aware of the "Mitsubishi Corporation Code of Conduct", establishing the post of Chief Compliance Officer and the Compliance Committee, and establishing various channels, including attorneys outside the company, through which employees can communicate and consult on matters pertaining to compliance.

(b) Maintaining Credibility of Financial Reporting

The company maintains the credibility of financial reporting by preparing them in accordance with generally accepted accounting standards, rules and regulations.

(c) Risk Management

In the course of is business activities, Mitsubishi Corporation encounters various forms of risk, including financial, compliance, legal, information management, environmental and natural disaster risks. It works to financial risk by designating the responsible department and by formulating internal regulations for responding to the various risks. The company manages financial risk by analyzing the risk-return profiles of individual businesses and projects. The approach taken depends on the risks associated with credit, markets and business investments as well as the type of risk, including country risk. Mitsubishi Corporation also endeavors to appropriately manage and disperse risk by regularly monitoring the status of risk management across the company as a whole.

3) The following diagram shows the structures that are in place with respect to 1) and 2) above.


General Meeting of Shareholders
Appointment/Dismissal
Determination of Remuneration Parameters
Appointment/Dismissal
Determination of Remuneration Parameters
Appointment/Dismissal
Request
Governance Committee
International Advisory Committee
Advice
Board of Directors
Audit
Corporate Auditors (Board of Corporate Auditors)
Report
Corporate Auditors
Appointment and Oversight
Submit Subject of Importance
Audit
Audit
[Executive Officers and Executive Organization]
President and CEO
Executive Committee
Business Groups/Divisions/BUs
Domestic and Overseas Offices
[Internal Control System]
Chief Compliance Officer
Compliance Committee
Establish and Execute Compliance Strategy
Portfolio Management Committee
Analyze ways to control risk on a company-wide basis and issues related to risk management systems and projects referred from the Executive Committee, and advise and report to the Executive Committee
Internal Audit Dept.
Business Activity Audit

4) Beneficial Relationships Between the Company and the Outside Directors and Outside Corporate Auditors

There are no noteworthy beneficial relationships between the company and its outside directors or corporate auditors.

Mitsubishi Corporation has business relationships with Mitsubishi Heavy Industries, Ltd. and Mitsubishi Electric Corporation, whose chairmen are Mitsubishi Corporation outside directors Takashi Nishioka and Ichiro Taniguchi, respectively.

1. <u>Basic Policy Regarding the Appropriation of Profits</u>

Mitsubishi Corporation's basic policy is to meet shareholders' expectations by maintaining a stable dividend, while using retained earnings to maximize the corporate value of the company. In accordance with this policy, Mitsubishi Corporation has maintained an annual dividend of Y 8 per common share since fiscal 1992, while accumulating retained earnings so as to make business investments and capital expenditures to enhance its competitiveness and earnings. In fiscal 2004, the company achieved record-high consolidated net income of Y 115.4 billion as it benefited from a series of management reforms implemented under MC2003 and from favorable conditions in commodities markets. Taking into consideration the above basic policy and reflecting these results, Mitsubishi Corporation plans to raise the annual ordinary dividend for fiscal 2004 from the planned Y 8 to Y 10 per common share, which

includes the interim dividend of Y 4 per common share. The company also plans to pay a special dividend of Y 2 per common share in light of the 50th anniversary of the company's reestablishment.

2. <u>Policy Regarding a Reduction of the Trading Unit</u>

On May 11, 2004, Mitsubishi Corporation's Board of Directors resolved to reduce the company's Unit Stock from 1,000 shares to 100 shares effective on September 1, 2004 as an effective means of expanding its shareholder base and increasing the liquidity of its shares.

II. Operating Results and Financial Position

1. <u>General Operating Environment</u>

During the fiscal year under review, the global economy moved onto a moderate recovery footing, paced by a strong U.S. economy and rapid growth in China, despite uncertainties and instability caused by events such as the Iraq war and a string of terrorist incidents around the globe.

The U.S. economy expanded steadily during the year on the back of growth in consumer spending, as evidenced by housing starts and passenger car sales, that was spurred by low interest rates and tax cuts. Other factors driving the U.S. economic recovery were higher levels of capital expenditures, which reflected improved corporate earnings, and rising exports on a weaker U.S. dollar.

The Chinese economy continued its rapid growth, supported not only by strong exports but also by healthy internal demand in the form of investment in infrastructure and consumer spending. The expansion of demand in China is a major factor behind growth in world commodities markets and carriers. In other Asian countries, there was a dramatic slowdown in economic activity in the fiscal year's first half because of the Iraq war and SARS, but an export-driven recovery in the second half that was underpinned by worldwide economic expansion and rapid growth in China.

On the other hand, economic conditions were lackluster in EU countries, the result of both sluggish domestic and external demand as the anemic German economy and the strong euro weighed heavily.

The Japanese economy, meanwhile, moved steadily down a path to economic recovery. Rising exports, mainly to Asia, led to higher domestic production and an upswing in capital expenditures. The return of stability to the financial system was another underpinning factor, as were improving corporate earnings and a rallying stock market. While deflationary pressures persisted, household spending held firm, as the recovery in corporate production and sales activity prevented any further deterioration in the employment outlook.

2. Consolidated Results (US GAAP)

(1) Summary of Fiscal 2004 Results

Consolidated operating transactions increased Y 1,848.3 billion, or 13.9%, to Y 15,177.0 billion, reflecting factors such as the consolidation of Metal One Corporation, which was established in January 2003, and increased petroleum-related transactions on improved market conditions.

Gross profit rose Y 50.8 billion, or 7.1%, to Y 769.4 billion because of the consolidation of Metal One, strong petroleum-related transactions at the parent company on a market upturn, and strong results at overseas automobile-related subsidiaries.

Selling, general and administrative expenses increased due to higher retirement benefit-related expenses at the parent company, in addition to the consolidation of Metal One and other subsidiaries. However, the provision for doubtful receivables was substantially lower due to a continuing decrease in write-offs from the previous fiscal year.

Due to these factors, operating income increased Y 29.9 billion, or 29.7%, to Y 130.5 billion.

In other income (expenses), loss on property and equipment-net deteriorated by Y 12.9 billion in the absence of the gains which were recorded on the sale of property and equipment in the previous fiscal year. However, there was a Y 48.4 billion increase in gain on marketable securities and investments-net on account of higher capital gains, and an improvement in write-offs of available-for-sale marketable securities accompanying the stock market rally.

As a result, income from consolidated operations before income taxes jumped Y 89.4 billion, or 146.9%, to Y 150.2 billion.

Net equity in earnings of affiliated companies rose Y 9.3 billion, or 23.5%, to Y 49.0 billion, surpassing last fiscal year's record high. This was the result of an increase in earnings from the company's investment in Lawson, which posted higher earnings in the absence of the restructuring expenses recorded in the previous year, and strong results at energy resource-related affiliates and automobile operations in Asia.

The result was a Y 53.1 billion, or 85.3%, increase in consolidated net income to a record-high Y 115.4 billion.

(2) Segment Information

1) New Business Initiative Group

The New Business Initiative Group posted net income of Y 2.4 billion, reversing a prior year net loss of Y 7.3 billion. The booking of gains on the sale of available-for-sale

shares at the parent company, an increase in equity-method earnings due to Lawson's strong performance and an increase in earnings on investment assets at a U.K. finance subsidiary were primary contributors to the turnaround in this segment's earnings. The higher earnings enabled the segment, in its fourth year following its formation in 2000, to offset large impairment losses of communications business-related investment securities in the previous year and post its first net profit.

2) Energy Business Group

The Energy Business Group reported net income of Y 30.6 billion, Y 6.7 billion, or 28% up on the previous fiscal year. This result reflected higher parent company gross profit due to recovery in the LPG market and higher petroleum-related transactions, and higher equity-method earnings due to the start of production at a natural resource development company in North America.

3) Metals Group

The Metals Group posted net income of Y 31.0 billion, Y 7.1 billion, or 30%, the result of higher equity-method earnings from natural resource development-related subsidiaries, including Mitsubishi Development Pty., Ltd. (MDP), which is engaged in coking coal operations. These subsidiaries performed well due to improved market conditions, increased production capacity and other factors amid a tightening supply situation as demand rose for coal, iron ore, copper, aluminum and all other metallurgical resources. Also contributing to the higher net income was Metal One, established last fiscal year from the integration of steel products operations with those of Nissho Iwai Corporation. Metal One delivered strong results amid a recovery in the steel products market.

4) Machinery Group

The Machinery Group posted net income of Y 42.2 billion, almost double the previous fiscal year. This substantial increase reflected higher plant machinery and equipment exports to Asia at the parent company, a strong performance at automobile-related subsidiaries operating in Asia, and large gains on the sale of investment securities at the parent company. Another factor was the absence of the large write-offs of amounts due from foreign customers that were recorded in the previous fiscal year.

5) Chemicals Group

The Chemicals Group posted net income of Y 14.1 billion, an increase of Y 3.7 billion, or 26%, the result of a strong chemicals market. The petrochemicals market, in particular, was buoyed by a tighter demand-supply equation in China and other markets. This underpinned higher gross profit on increased transactions at the parent company and increased equity-method earnings due to strong results at overseas business investments in Malaysia, Venezuela and other countries.

6) Living Essentials Group

The Living Essentials Group posted net income of Y 38.7 billion, Y 4.6 billion, or 13%,

higher than fiscal 2003. There was a decline in gross profit at the parent company due to soft market conditions for food raw materials and food products, but this was countered by gains on the sale of shares at the parent company and the absence of large write-offs from customers that were recorded in the previous fiscal year.

(3) Business Risks

1) Commodity Market Risk

In the course of its trading activities, Mitsubishi Corporation is exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, a seller of products, and a producer and seller of industrial products. Regarding the risk of price fluctuations in trading activities, Mitsubishi Corporation applies strict internal risk management standards so as to minimize unanticipated losses.

Trading activities where there is a risk of price fluctuations include oil products, LPG, food and commodity chemicals. In businesses where Mitsubishi Corporation owns the rights to energy and metal resources, changes in related product markets may affect the company's operating results. Mitsubishi Corporation holds upstream LNG rights and/or owns liquefaction facilities in Australia, Malaysia, Brunei and other countries. Movements in the LNG price, therefore, can have a major impact on operating results in these businesses. Fundamentally, LNG prices are linked to crude oil prices. Roughly speaking, a US$1/BBL fluctuation in the price of crude oil has an approximate Y 1.0 billion effect on net income mainly through a change in equity interest in earnings. However, fluctuations in the price of LNG might not necessarily be immediately reflected in the operating results of the company in the fiscal year in which they occur because of timing differences.

Mitsubishi Corporation, through an Australian subsidiary, produces and sells 25-26 million tonnes per year of coal, mainly coking coal, a ferrous raw material. Fluctuations in the price of coking coal affect the company's consolidated operating results through this subsidiary's earnings. The majority of the coking coal is sold on the basis of long-term contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used in the fiscal year concerned.

In addition, Mitsubishi Corporation, as a producer, is exposed to the risk of price fluctuations in copper, aluminum and chemical commodities, but the potential effect on the company's operating results is relatively small compared with LNG and coking coal. With respect to copper, a US$100 fluctuation in the price per 1 tonne, would affect equity-method earnings by Y 450 million, while a US$100 fluctuation in the price per 1 tonne of aluminum would have a Y 1 billion impact on equity-method earnings. These figures are based on the fiscal 2004 results of the company's consolidated subsidiaries in these respective businesses.

2) Foreign Currency Risk

Mitsubishi Corporation inevitably bears foreign currency risk in the course of its trading activities, but uses forward contracts and other financial techniques to hedge foreign currency risk. Therefore, Mitsubishi Corporation does not assume a level of risk that would have a major effect on its operating results.

However, because dividends received from businesses overseas and equity in earnings of overseas subsidiaries and equity-method affiliates are relatively high in proportion to Mitsubishi Corporation's net income, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a Y 1 change relative to the U.S. dollar has an approximate Y 800 million effect on consolidated net income.

Moreover, since most of Mitsubishi Corporation's investments are made in overseas businesses, an appreciation in the value of the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency adjustments account. Consequently, Mitsubishi Corporation plans to implement various strategies to prevent increased exposure to foreign currency risk on investments such as by, in principle, hedging foreign currency risks with respect to large investments.

3) Stock Price Risk

As of March 31, 2004, Mitsubishi Corporation owned approximately Y 880.0 billion in marketable equities, mostly stock of customers, suppliers and Group companies, exposing the company to the risk of fluctuations in stock prices. As of the same date, the company had unrealized gains of approximately Y 310.0 billion based on market prices, a figure that could change depending on future fluctuations in stock prices.

A fall in stock prices could cause an increase in pension expenses by reducing pension assets and consequently increasing the pension shortfall. Accordingly, in managing pension assets, the company has adopted a policy of placing emphasis on absolute returns, aiming for a set return while lessening the effect of market conditions where possible.

4) Interest Rate Risk

As of March 31, 2004, Mitsubishi Corporation had gross interest-bearing liabilities of approximately Y 4 trillion. However, interest rate risk is offset with respect to the vast majority of these liabilities by operating assets, which are affected by changes in interest rates. Furthermore, regarding the net amount of interest-bearing liabilities exposed to interest rate risk, income from trading, dividends and other sources generated by investment securities and property and equipment, assets that offset these liabilities, is highly correlated to economic fluctuations. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, these expenses will be offset by an increase in income from such assets. Therefore, Mitsubishi Corporation considers that interest rate risks are minimal.

With respect to the company's fund procurement strategy and interest rate risk countermeasures, Mitsubishi Corporation established the ALM Committee to monitor market movements in interest rates, thereby putting in place a system to respond flexibly to market risks.

(4) Outlook for Fiscal Year Ending March 31, 2005

Mitsubishi Corporation is forecasting operating transactions of Y 15,200 billion, about the same as in fiscal 2004. This forecast assumes a decrease in parent-company petroleum-related transactions, but increases in ferrous metal-related and other transactions and also incorporates the effect of consolidating food-related subsidiaries.

Gross profit is expected to increase Y 30.7 billion to Y 800.0 billion due to the consolidation of food-related subsidiaries and other factors. Operating income is also expected to increase year on year due to a forecast improvement in pension expenses at the parent company despite expectations for an increase in selling, general and administrative expenses due to new consolidations.

Net income is projected to rise Y 14.6 billion to Y 130.0 billion on expectations of lower write-off related losses on non-performing assets as well as higher operating income.

Mitsubishi Corporation's forecasts assume an exchange rate of Y 100.0 to US$1, a crude oil price of US$28/BBL and an interest rate (TIBOR) of 0.10%.

Reference: Changes of basic assumptions

	FY 2005 (Est.)	FY 2004 (Act.)	Change
Exchange rate	100.0JPY=US$1	113.2JPY=US$1	-13.2JPY to US$1
Crude oil price	US$28/BBL	US$27/BBL	+US$1/BBL
Interest rate (TIBOR)	0.10%	0.09%	+0.01%

Note: Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(5) Changes in Assets, Liabilities and Shareholders' Equity

As of March 31, 2004, total assets stood at Y 8,390.5 billion, up Y 292.5 billion from a year ago. This was due to an increase in deposits to provide the funds for repaying long-term debt due to mature in the next fiscal year, an increase in current assets resulting from higher accounts receivable in line with increased operating transactions at Metal One and others, and an increase in long-term receivables-trade as a European automobile finance company was made into a wholly owned subsidiary. Regarding

liabilities, long-term debt increased as a result of making the previously mentioned automobile finance companies subsidiaries, but the pension shortfall declined due to an upturn in the investment environment for pension assets. The result was that liabilities were largely the same as at the previous fiscal year-end. Net interest-bearing liabilities were Y 3,520.8 billion, Y 5.3 billion less than a year ago. Total shareholders' equity increased Y 286.6 billion due to an increase in retained earnings, a decrease in minimum pension liabilities and an increase in unrealized gains on marketable securities available for sale due to the stock market rally, despite an increase in negative foreign currency translation adjustments due to the yen's appreciation.

(6) Cash Flows

Cash and cash equivalents as of March 31, 2004 were Y 475.7 billion, Y 126.9 billion, or 36.4%, higher than a year ago, the result mainly of an increase in cash from strong operating activities during the year.

(Operating activities)

Net cash provided by operating activities was Y 234.4 billion, reflecting strong performances at natural resource development-related and overseas automobile businesses, the strong start made by Metal One and other factors.

(Investing activities)

Net cash used in investing activities was Y 62.8 billion. Cash was provided mainly by the sale of available-for-sale marketable securities at the parent company and the reduction of investment assets at overseas finance subsidiaries. However, these inflows were outweighed by investments in natural resource development-related and overseas automobile businesses, as well as cash outflows for the purchase of airplane leasing assets and other assets.

Free cash flows, the sum of operating and investing cash flows, were Y 171.6 billion.

(Financing activities)

Net cash used in financing activities was Y 35.1 billion, the result of progress made at overseas consolidated subsidiaries engaged in natural resource development-related businesses and at other companies in repaying debt with strong cash flows from operating transactions.

Changes in Directors

As announced on January 21, February 18 and May 11, 2004.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future

plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8580
Fax: 81-3-3210-8583

May 11, 2004
Mitsubishi Corporation

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED MARCH 31, 2004 (UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2004	15,177,010	130,523	150,218	115,370
March 31, 2003	13,328,721	100,639	60,834	62,265

	Net income per share	Net income per share (diluted basis)	Return on equity	Pre-tax income to total assets ratio	Pre-tax income to total operating transactions ratio
For the year ended	Yen	Yen	%	%	%
March 31, 2004	73.69	68.01	10.7	1.8	1.0
March 31, 2003	39.76	37.26	6.3	0.7	0.5

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
For the year ended	Millions of Yen	Millions of Yen	%	Yen
March 31, 2004	8,390,475	1,223,631	14.6	781.59
March 31, 2003	8,097,937	937,058	11.6	598.51

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2004	234,390	(62,819)	(35,125)	475,670
March 31, 2003	270,281	(24,388)	(282,681)	348,780

4. Prospects for the year ending March 31, 2005

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2005	15,200,000	130,000

(Forecast of Net income per share for the year ending March 31, 2005 : 83.04 Yen)

5. Number of consolidated subsidiaries : 359
Number of affiliated companies accounted for by the equity method : 156

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including fuels, metals, machinery, chemicals and living essentials. Some of our basic functions -- information and telecommunications, finance, logistics and retailing -- enhance the above activities and enable us to provide comprehensive solutions to customers. We also invest actively in energy, natural resources, project development and information technology areas.

Mitsubishi Corporation organizes business groups according to products and services. Business groups manage their products and services through subsidiaries and affiliates (Subsidiaries: 891, Affiliates: 492).

The following table shows products and services by operating segment and major subsidiaries and affiliates.

As of April 1, 2003, the companies reclassified a certain business group. The IT & Electronics Business Group was disbanded as follows: The IT & Electronics Group's Telecommunication & Broadcasting Division was mainly included in the New Business Initiative Group; The Aerospace Division and the Telecommunication & Broadcasting Division's Satellite Communications Business Unit were mainly included in the Machinery Group.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATES
NEW BUSINESS INITIATIVE (163)	IT, Telecommunication & Media, Financial Services, Logistics, Consumer Business, Healthcare	RYOKO LOGISTICS CORPORATION MITSUBISHI CORPORATION FINANCE PLC IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO., LTD (92)	LAWSON, INC. KENTUCKY FRIED CHICKEN JAPAN LTD. MS COMMUNICATIONS CO., LTD. (71)
ENERGY BUSINESS (124)	Petroleum Products, Carbon, Crude Oil, LPG, LNG	MITSUBISHI SHOJI SEKIYU CO., LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY. LTD. (91)	JAPAN AUSTRALIA LNG(MIMI) PTY., LTD. BRUNEI LNG SENDIRIAN BERHAD (33)
METALS (276)	Ferrous Products, Coals, Ore, Nickel, Ferro-Alloy, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products	METAL ONE CORPORATION JECO CORPORATION MITSUBISHI DEVELOPMENT PTY., LTD. (193)	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L. (83)
MACHINERY (343)	Power & Electrical Systems, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction, Aerospaces	NIKKEN CORPORATION NORELEC DEL NORTE, S.A.DE C.V. TRI PETCH ISUZU SALES CO., LTD. MC AVIATION FINANCIAL SERVICES (EUROPE) B.V. MKG BANK GMBH (230)	MITSUBISHI AUTO CREDIT-LEASE CORP. DIAMOND CITY CO., LTD. SPACE COMMUNICATIONS CORPORATION (113)
CHEMICALS (100)	Chemical Products, Inorganic Chemicals Products, Fertilizer, Chlor-Alkali, Functional Chemicals	MITSUBISHI SHOJI PLASTICS CORP. MITENI S.P.A. (52)	METANOL DE ORIENTE, METOR, S.A. AROMATICS MALAYSIA SDN. BHD. (48)
LIVING ESSENTIALS (286)	Foods & Food Products, Textiles, General Merchandise	RYOSHOKU LTD. TOYO REIZO CO., LTD. MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED (159)	COCA-COLA CENTRAL JAPAN CO., LTD MITSUBISHI CEMENT CORPORATION (127)
OTHER (50)	Finance, Accounting, Personnel, General affairs	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN) LTD. (33)	KOHJIN CO., LTD. (17)

OVERSEAS SUBSIDIARIES (41)	Handling of a broad range of products, similar to the parent company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG) LTD. (41)

Note: Among the above-listed subsidiaries, "RYOSHOKU LTD." is listed on Tokyo Stock Exchange (1st section); "NIPPON CARE SUPPLY CO., LTD." is listed on Tokyo Stock Exchange Mothers.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
Years ended March 31, 2004 (unaudited) and 2003

	Millions of yen			
	2004	2003	Increase or [-]decrease	%
Operating transactions	15,177,010	13,328,721	1,848,289	13.9
Gross profit	769,381	718,580	50,801	7.1
Gross profit ratio	5.07%	5.39%		
Selling, general and administrative expenses	(631,422)	(595,392)	-36,030	6.1
Provision for doubtful receivables	(7,436)	(22,549)	15,113	-
Operating income	130,523	100,639	29,884	29.7
Other income (expenses) :				
Interest expense - net	(10,642)	(13,984)	3,342	-23.9
Dividend income	28,216	28,244	-28	-0.1
Gain (loss) on marketable securities and investments - net	5,258	(43,155)	48,413	-
Loss on property and equipment - net	(18,428)	(5,573)	-12,855	-
Other - net	15,291	(5,337)	20,628	-
Other income (expenses) - net	19,695	(39,805)	59,500	-
Income from consolidated operations before income taxes	150,218	60,834	89,384	146.9
Income taxes:				
Current	(86,863)	(56,268)	-30,595	-
Deferred	18,710	17,966	744	-
Income from consolidated operations	82,065	22,532	59,533	264.2
Minority interests in income of consolidated subsidiaries	(15,710)	(8,071)	-7,639	-
Equity in earnings of affiliated companies - net (less applicable income taxes)	49,015	39,704	9,311	23.5
Income before cumulative effect of changes in accounting principles	115,370	54,165	61,205	113.0
Cumulative effect of a change in accounting principles	-	8,100	-8,100	-
Net income	115,370	62,265	53,105	85.3

Note: Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2004 (unaudited) and 2003

ASSETS	Millions of yen		
	March 31, 2004	March 31, 2003	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	475,670	348,780	126,890
Time deposits	15,942	38,069	-22,127
Short-term investments	188,593	128,670	59,923
Receivables-trade:			
Notes and loans	516,147	514,338	1,809
Accounts	1,988,181	1,884,041	104,140
Affiliated companies	218,381	278,090	-59,709
Allowance for doubtful receivables	(57,599)	(66,506)	8,907
Inventories	558,966	485,071	73,895
Advance payments to suppliers	200,742	138,746	61,996
Deferred income taxes	59,415	55,651	3,764
Other current assets	105,537	117,198	-11,661
Total current assets	4,269,975	3,922,148	347,827
Investments and non-current receivables:			
Investments in and advances to affiliated companies	814,293	712,774	101,519
Other investments	1,209,337	1,189,107	20,230
Non-current notes, loans and accounts receivable-trade	683,299	724,195	-40,896
Allowance for doubtful receivables	(109,387)	(116,085)	6,698
Total investments and non-current receivables	2,597,542	2,509,991	87,551
Property and equipment- net	1,168,838	1,176,613	-7,775
Other assets	354,120	489,185	-135,065
Total	8,390,475	8,097,937	292,538

Mitsubishi Corporation and subsidiaries

CONSOLIDATED BALANCE SHEETS (US GAAP)

March 31, 2004 (unaudited) and 2003

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		
	March 31, 2004	March 31, 2003	Increase or [-]decrease
Current liabilities:			
Short-term debt	525,150	572,708	-47,558
Current maturities of long-term debt	503,212	388,957	114,255
Payables-trade:			
Notes and acceptances	232,528	206,575	25,953
Accounts	1,604,999	1,586,112	18,887
Affiliated companies	60,441	70,972	-10,531
Advances from customers	179,734	110,814	68,920
Accrued income taxes	53,037	34,682	18,355
Other accrued expenses	88,963	90,950	-1,987
Other current liabilities	198,108	211,684	-13,576
Total current liabilities	3,446,172	3,273,454	172,718
Long-term debt, less current maturities	3,026,170	3,085,016	-58,846
Accrued pension and severance liabilities	82,133	215,679	-133,546
Deferred income taxes	136,422	62,336	74,086
Other long-term liabilities	294,498	313,747	-19,249
Minority interests	181,449	210,647	-29,198
Shareholders' equity:			
Common stock	126,617	126,609	8
Additional paid-in capital	179,506	179,491	15
Retained earnings:			
Appropriated for legal reserve	36,077	35,550	527
Unappropriated	975,251	872,939	102,312
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	156,826	54,745	102,081
Net unrealized losses on derivatives	(174)	(10,000)	9,826
Minimum pension liability adjustments	(43,672)	(148,126)	104,454
Foreign currency translation adjustments	(205,987)	(173,401)	-32,586
Less treasury stock	(813)	(749)	-64
Total shareholders' equity	1,223,631	937,058	286,573
Total	8,390,475	8,097,937	292,538

Mitsubishi Corporation and subsidiaries
Statements of Consolidated Shareholders' Equity and
Comprehensive Income (Loss)
Years ended March 31, 2004 (unaudited) and 2003

	Millions of yen	
	2004	2003
Shareholders' Equity		
Common stock		
Balance, beginning of year	126,609	126,609
Issuance of common stock upon exercise of stock options	8	-
Balance, end of year	126,617	126,609
Additional paid-in capital		
Balance, beginning of year	179,491	179,491
Issuance of common stock upon exercise of stock options	9	-
Gains on sales of treasury stock	6	-
Balance, end of year	179,506	179,491
Retained earnings appropriated for legal reserve:		
Balance, beginning of year	35,550	35,524
Transfer from unappropriated retained earnings	527	26
Balance, end of year	36,077	35,550
Unappropriated retained earnings:		
Balance, beginning of year	872,939	823,236
Net income	115,370	62,265
Total	988,309	885,501
Deduct:		
Cash dividends paid	(12,531)	(12,536)
Transfer to retained earnings appropriated for legal reserve	(527)	(26)
Total	(13,058)	(12,562)
Balance, end of year	975,251	872,939
Accumulated other comprehensive loss (net of tax):		
Balance, beginning of year	(276,782)	(134,897)
Other comprehensive income (loss)	183,775	(141,885)
Balance, end of year	(93,007)	(276,782)
Treasury stock:		
Balance,beginning of year	(749)	(104)
Purchases-net	(64)	(645)
Balance,end of year	(813)	(749)

Statements of Consolidated Comprehensive Income(Loss)
Years ended March 31, 2004 (unaudited) and 2003

	Millions of yen	
	2004	2003
Comprehensive Income (Loss)		
Net income	115,370	62,265
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	102,081	(24,516)
Unrealized losses on derivative instruments	9,826	(3,855)
Minimum pension liability adjustments	104,454	(69,503)
Foreign currency translation adjustments	(32,586)	(44,011)
Other comprehensive income (loss)	183,775	(141,885)
Comprehensive Income(Loss)	299,145	(79,620)

Note: Dividends and appropriations for legal reserve shown for each year represent dividends paid out during the year and the appropriation for legal reserve made in relation to the respective dividends.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CASH FLOWS (US GAAP)
Years ended March 31, 2004 (unaudited) and 2003

	Millions of Yen 2004	Millions of Yen 2003
I. Operating activities:		
Net income	115,370	62,265
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	119,638	103,094
Provision for doubtful receivables	7,436	22,549
(Gain) loss on marketable securities and investments - net	(5,258)	43,155
Loss on property and equipment - net	18,428	5,573
Equity in earnings of affiliated companies, less dividends received	(17,014)	(17,718)
Deferred income taxes	(18,710)	(17,966)
Cumulative effect of a change in accounting principle	-	(8,100)
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(23,706)	(4,942)
Notes and accounts receivable - trade	(11,069)	115,342
Inventories	(39,468)	3,097
Notes, acceptances and accounts payable - trade	16,989	(116,593)
Other - net	71,754	80,525
Net cash provided by operating activities	234,390	270,281
II. Investing activities:		
Expenditures for property and equipment and other assets	(131,305)	(133,772)
Net decrease in investments	18,070	58,464
Net decrease in loans receivable	35,162	69,499
Net decrease (increase) in time deposits	15,254	(18,579)
Net cash provided by (used in) investing activities	(62,819)	(24,388)
III. Financing activities:		
Net decrease in short-term debt	(55,528)	(171,319)
Net increase (decrease) in long-term debt	32,975	(98,181)
Issuance of common stock upon exercise of stock options	17	-
Acquisition of treasury stock	(58)	(645)
Payment of dividends	(12,531)	(12,536)
Net cash used in financing activities	(35,125)	(282,681)
IV. Effect of exchange rate changes on cash and cash equivalents	(9,556)	(9,659)
V. Net increase (decrease) in cash and cash equivalents	126,890	(46,447)
VI. Cash and cash equivalents, beginning of year	348,780	395,227
VII. Cash and cash equivalents, end of year	475,670	348,780

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (the "Company") and its subsidiaries (collectively, "the companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The significant differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments

(2) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)

(3) Derivative instruments and hedge accounting

(4) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)

(5) Business combinations and Goodwill and other intangible assets accounting

2. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Mar.31, 2004	As of Mar.31, 2003	Change
Consolidated subsidiaries	359	365	-6
Equity-method affiliates	156	162	-6
Total	515	527	-12

Note: The numbers of consolidated subsidiaries and equity-method affiliates stated above represent companies which the parent company directly consolidates or applies equity method. The decrease in number of consolidated subsidiaries and equity method affiliates are 378 companies as of March 31, 2004 and 356 companies as of March 31, 2003 in total.

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: TECHNOLOGY ALLIANCE GROUP,
PETRO-DIAMOND RISK MANAGEMENT,
TOSHO CORPORATION,
MKG BANK GMBH (Transferred from equity-method affiliate) and others (Total 30 companies)

Excluded: CONTI ENERGY, LTD.
MCSi LTD. and others (Total 36 companies)

[Equity-method affiliates]

New: KIRIN MC DANON WATERS CO., LTD.,
PT KALTIM PARNA INDUSTRI (Transferred from consolidated subsidiary)
and others (Total 15 companies)

Excluded: PARA PIGMENTOS S.A.,
TOHO SEKIYU K.K.,
ENBISHI ALUMINUM WHEEL LTD.,
PLAT-ONE CORPORATION and others (Total 21 companies)

3. Application of New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," and revised it in December 2003. This interpretation requires primary beneficiaries to consolidate variable interest entities ("VIEs"). FIN 46 is effective immediately for all new VIEs created or acquired on or after February 1, 2003. However, for VIEs created or acquired prior to February 1, 2003, the Company is required to apply the provisions of FIN 46 by the end of the third quarter of the year ending March 31, 2004, with early adoption encouraged from the second

quarter of the year ending March 31, 2004. The Company adopted FIN 46 on July 1, 2003, with respect to VIEs created or acquired prior to February 1, 2003. The adoption of FIN 46 did not have a material impact on the Companies' results of operations and financial position.

SFAS No. 143, "Accounting for Asset Retirement Obligations," issued by the FASB, was adopted effective from the first quarter of the year ending March 31, 2004. The statement addresses the recognition and recalculation of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 did not have a material impact on the Companies' results of operations and financial position.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was adopted effective from the second quarter of the year ending March 31, 2004. This statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have an impact on the Companies' results of operations and financial position.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (EITF No. 03-2), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". EITF No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan (EPF) which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. On October 29, 2003, the application, which was submitted by the Company for approval on October 1, 2003, was approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. Currently, the effect on the Companies' results of operations and financial position of the transfer has not been determined.

4. Contingent Liabilities

The Company and/or a U.S. subsidiary have been named as a defendant in several lawsuits in the U.S. and Canada by graphite electrode users and also as a defendant in a lawsuit by UCAR International Inc. ("UCAR", now known as GrafTech International Ltd.), a graphite electrode manufacturer in connection with the sales and marketing of graphite electrodes. Six of the lawsuits brought by graphite electrode users have been resolved between the parties, while three others remain active. The lawsuits brought by graphite electrode users, that remain active do not specify the amount of damages that are sought. UCAR is seeking damages in the amount of $406 million and other unspecified damages, plus interest. It is not possible for the Company to predict at this time what, if any, liability the Company may sustain on account of these lawsuits.

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
Years ended March 31, 2004 (unaudited) and 2003

[OPERATING SEGMENT INFORMATION]

The companies' operating segment information at and for the years ended March 31, 2004 and 2003 is as follows:

Year ended March 31, 2004

	Millions of yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	240,793	3,648,217	2,889,823	2,731,247	1,555,043	4,196,461	15,261,584	22,622	(107,196)	15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	–
Total	247,667	3,693,724	2,894,094	2,736,399	1,557,895	4,201,120	15,330,899	24,987	(178,876)	15,177,010
Gross profit	50,385	67,097	156,949	150,885	67,990	275,742	769,048	5,576	(5,243)	769,381
Operating income(loss)	(2,265)	23,343	45,613	56,365	23,719	59,959	206,734	(56,469)	(19,742)	130,523
Net income(loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,663)	115,370
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(383,903)	8,390,475

Year ended March 31, 2003

	Millions of yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	264,704	3,267,853	1,740,961	2,487,275	1,443,903	4,167,057	13,371,753	48,243	(91,275)	13,328,721
Intersegment	8,176	41,762	5,650	12,982	2,974	5,430	76,974	3,492	(80,466)	—
Total	272,880	3,309,615	1,746,611	2,500,257	1,446,877	4,172,487	13,448,727	51,735	(171,741)	13,328,721
Gross profit	44,450	54,658	121,561	139,430	64,922	282,490	707,511	8,695	2,374	718,580
Operating income(loss)	(8,649)	10,338	45,921	32,576	20,403	61,211	161,800	(46,098)	(15,063)	100,639
Net income(loss)	(7,339)	23,955	23,929	21,214	10,479	34,129	106,367	(11,302)	(32,800)	62,265
Segment assets	1,002,651	841,601	1,498,040	2,016,515	595,230	1,459,156	7,413,193	955,544	(270,800)	8,097,937

Note:
(1) *The segment information has been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP),* and the difference between Japanese GAAP and U.S. GAAP are included in "Adjustments and Eliminations."
(2) "Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were Y 909,601 million and Y 955,544 million at March 31, 2004 and 2003 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
(3) As of April 1, 2003, the companies reclassified certain business groups. The IT & Electronics Business Group was disbanded as follows: The IT & Electronics Group's Telecommunication & Broadcasting Division was mainly included in the New Business Initiative Group; The Aerospace Division and the Telecommunication & Media Division's Satellite Communications Business Unit were mainly included in the Machinery Group. The consolidated financial position and results of operations of related reportable operating segments for the year ended March 31, 2004 have also been reclassified accordingly.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
Years ended March 31, 2004 (unaudited) and 2003

[GEOGRAPHIC SEGMENT INFORMATION]

The companies' segment information by geographic areas at and for the years ended March 31, 2004 and 2003 is as follows:

	Millions of yen		
	Year ended March 31, 2004	Year ended March 31, 2003	Increase or [-]decrease
I Operating transactions			
Japan	12,852,049	11,424,676	1,427,373
U.S.A.	698,651	629,653	68,998
Thailand	380,680	298,065	82,615
Other	1,245,630	976,327	269,303
Total	15,177,010	13,328,721	1,848,289
II Gross profit			
Japan	566,182	510,119	56,063
U.S.A.	40,815	36,993	3,822
Australia	39,642	51,607	-11,965
Other	122,742	119,861	2,881
Total	769,381	718,580	50,801
III Long-lived assets			
Japan	675,957	648,670	27,287
Australia	85,814	73,322	12,492
Canada	59,188	62,916	-3,728
U.S.A.	46,814	43,313	3,501
Other	256,928	297,394	-40,466
Total	1,124,701	1,125,615	-914

Note: The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."

Mitsubishi Corporation and subsidiaries

FAIR VALUE INFORMATION OF INVESTMENTS (US GAAP)

as of March 31,2004 (unaudited) and 2003

Pursuant to SFAS NO.115, substantially all of the companies' marketable equity securities and debt securities, principally corporate bonds and commercial paper, were classified as available-for-sale or held-to-maturity securities, except for certain items categorized as trading securities. Fair value information regarding each category of the securities classified as trading, available-for-sale and held-to-maturity at March 31, 2004 and 2003 is as follows.

March 31, 2004

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				68,664
Available-for-sale				
Equity securities	306,689	308,933	(2,013)	613,609
Debt securities	375,894	3,656	(809)	378,741
Held-to-maturity	7,527	31	-	7,558

March 31, 2003

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				44,565
Available-for-sale				
Equity securities	340,648	153,064	(10,407)	483,305
Debt securities	252,488	-	(3,430)	249,058
Held-to-maturity	168,439	902	(764)	168,577

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were losses of Y81 million, and losses of Y 1,039 million for the years ended March 31, 2004 and 2003, respectively.

"Other investments" include investments in non-traded and unaffiliated companies and non-current time deposits amounting to Y329,389 million and Y372,410 million at March 31, 2004 and 2003 respectively.

Due to the change in portfolio management, investments in bonds amonting to Y 156,530 million、 originally classified as held-to-maturity securities, were reclassified as available-for-sale securities.

[For Reference:Fair value of marketable securities regarding subsidiaries and affiliated companies held by the parent company]

(as of March 31, 2004)

	Millions of Yen		
	Cost	Fair value	Difference
Subsidiaries	12,703	106,307	93,604
Affiliated	41,367	133,934	92,567
Total	54,070	240,241	186,171

May 11, 2004
Mitsubishi Corporation

[Change of major indices]		Year ending Mar. 31, 2005	Year ended Mar. 31, 2004	Increase or decrease	Year ended Mar. 31, 2003
Crude oil	(USD/BBL)	28.0	27.0	1.0 (+4%)	25.9
Foreign Exchange	(YEN/USD)	100.0	113.2	-13.2% (12% yen appreciation)	122.0
Interest	(%)TIBOR	0.10	0.09	0.01 (+11%)	0.09

Results for Fiscal 2004 (Ended March 2004), and Outlook for Fiscal 2005 (US GAAP)

Consolidated Income

(Billions of Yen)	For the fiscal year ended March 31, 2003	For the fiscal year ended March 31, 2004 (unaudited)	Gain/loss on a year earlier		Outlook for the fiscal year ending Mar.2005	Gain/loss on a year earlier	
Operating transactions	13,328.7	15,177.0	1,848.3		15,200.0	23.0	
Gross profit	718.6	769.3	50.7 <+7.1%>	a	800.0	30.7 <+4.0%>	
Selling, general and administrative expenses	(595.4)	(631.4)	(36.0)	b	(650.0)	-18.6	
Provision for doubtful receivables	(22.6)	(7.4)	15.2	c	(10.0)	-2.6	
Operating income	100.6	130.5	29.9 <+29.7%>		140.0	9.5 <+7.3%>	i
Interest expense --- net	(14.0)	(10.6)	3.4	d	(7.0)	3.6	
Dividends	28.2	28.2	0	d	27.0	-1.2	
Gain (loss) on marketable securities and investments --- net	(43.1)	5.2	48.3	e	10.0	7.9	
Gain (loss) on property and equipment --- net	(5.6)	(18.4)	(12.8)	f			
Other --- net	(5.3)	15.3	20.6	g			
Income from consolidated operations before income taxes	60.8	150.2	89.4 <+146.9%>		170.0	19.8 <+13.2%>	j
Income taxes	(38.3)	(68.1)	(29.8)		(76.0)	-7.9	
Minority interests in income of consolidated subsidiaries	(8.0)	(15.7)	(7.7)		(19.0)	-3.3	
Equity in earnings of affiliated companies --- net	39.7	49.0	9.3	h	55.0	6.0	
Cumulative effect of a change in accounting principles	8.1	0	(8.1)		0	0	
Net income	62.3	115.4	53.1 <+85.3%>		130.0	14.6 <+12.7%>	k
Core earnings (*1)	177.1	204.5	27.4 <+15.5%>		225.0	20.5 <+10.0%>	

(*1) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

Assets and Liabilities

	Mar. 31, 2003	Mar. 31, 2004	Increase or decrease	Mar. 31, 2005 (Outlook)	Increase or decrease
Total assets	8,097.9	8,390.5	292.6	8,600.0	209.5
(Current assets)	3,922.1	4,270.0	347.9	4,300.0	30.0
(Investments and non-current receivables)	2,510.0	2,597.5	87.5	2,800.0	202.5
(Property and equipment-net, other)	1,665.8	1,523.0	-142.8	1,500.0	(23.0)
Total shareholders' equity	937.1	1,223.6	286.5	1,350.0	126.4
Interest bearing liabilities (*2) Gross	3,912.9	4,012.4	99.5	4,100.0	87.6
Interest bearing liabilities (*2) Net	3,526.1	3,520.8	-5.3	3,600.0	79.2
(Debt-to-equity ratio – Gross)	4.2	3.3	(0.9)	3.0	(0.3)
(Debt-to-equity ratio – Net)	3.8	2.9	(0.9)	2.7	(0.2)

(*2) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133".

Cash Flows

	Mar. 31, 2003	Mar. 31, 2004	
Oerating activities	270.3	234.4	... Reflects strong performances at natural resource development-related and overseas automobile businesseses.
Investing activities	(24.4)	(62.8)	... Investments in natural resource development-related businesses, and cash outflows for purchase of airplane for leasing purposes.
Free cash flow	245.9	171.6	
Financing activities	(282.7)	(35.1)	... Result of progress made at subsidiaries in repaying debt with strong cash flows from operating transaction.
Increase/decrease of cash and cash equivalents	(46.4)	126.9	

Summary of Fiscal 2004 Results

Overview

(1) Consolidated Net Income Y 115.4 Billion

Consolidated net income was up 85% to Y 115.4 billion, the first time a sogo shosha in Japan has posted more than Y 100 billion on its bottom line. Supported by strong commodities markets, MC's three existing earnings pillars—Energy Business, Metals and Living Essentials groups—delivered steady growth. And a fourth pillar emerged, with the Machinery Group posting substantially higher earnings.

Core earnings, at Y 204.5 billion (16% higher year on year), were also an all-time record, and operating income climbed 30% to Y 130.5 billion.

Billion Yen — 3-Year Earnings Data



250
200
150
100
50
0
March 31,2002
March 31,2003
March 31,2004
Net income
Operating income
Core earnings

(2) All Segments Were More Profitable or Became Profitable

The New Business Initiative Group posted its first ever profit, while all other segments recorded year-on-year growth in net income of at least 10%. (refer to segment overview below)

(3) Shareholders' Equity Increases to Around Y 1.2 Trillion

Shareholders' equity rose Y 286.5 billion from March 31, 2003 to surpass Y 1.2 trillion for the first time, the result of higher net income, the stock market rally and a smaller pension funding shortfall. The net debt-to-equity ratio dropped below 3 times to 2.9 times.

Major Year-on-Year Changes

Major Year-on-Year Changes

a. Gross profit (Increased Y 50.7 billion)
Gross profit rose 7% year on year, due to the continuation of strong automobile transactions in Asia, an upturn in the petroleum-related products and petrochemical products markets, in addition to the consolidation of Metal One.

b. Selling, general and administrative expenses (Increased Y 36.0 billion)
The increase, which was due to the inclusion of Metal One and expansion at food-related subsidiaries, was in line with the increase in gross profit.

c. Provision for doubtful receivables (Decreased Y 15.2 billion)
The substantial improvement was due to the absence of the large write-offs of receivables in the machinery business in the previous fiscal year.

d. Net financial income (Increased Y 3.4 billion)
A European automobile finance company became a subsidiary and progress was made *repaying borrowings at subsidiaries with good performance.*

e. Gain on marketable securities and investments --- net (Improved Y 48.3 billion)
- Write-off of marketable securities (available for sale) ......
  Improved Y 38.7 bil. (-Y 1.7 bil. <--- -Y 40.4 bil.)
- Write-off related losses on non-performing assets ......
  Increased -Y 7.1 bil. (-Y 45.9 bil. <--- -Y 38.8 bil.)
- Other gains on sales of shares, etc.... Increased Y 16.7 bil. (Y 52.8 bil. <— Y 36.1 bil.)

f. Loss on property and equipment (Increased Y 12.8 billion)
Reflects absence of the gains on sale of real estate owned by the parent company in the previous fiscal year and increase in impairment losses on property and equipment at subsidiaries.

g. Other income --- net (Increased Y 20.6 billion)
Reflects increase in foreign currency transaction gains on credit sales at overseas subsidiaries and improvements on valuation losses on financial derivatives.

h. Equity in earnings of affiliated companies --- net (Increased Y 9.3 billion)
Year-on-year increase reflects strong results at resource-related companies and higher profits at Lawson.

Segment Overview

[All business segments posted profits]

Billion Yen — Net Income by Segment



190
140
90
40
-10
-60
March 2003
March 2004
10.5
14.1
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

Major Changes
New Business Initiative...Increase due to higher profits at Lawson and increased gains on sale of shares.
Energy Business...Increase due to higher profits on petroleum-related transactions and strong performances by overseas natural resource development-related subsidiaries.
Metals...Higher profits came from a solid performance by an Australian coking coal-related subsidiary and the strong start by Metal One.
Machinery...Increase due to strong results in automobile business, absence of last year's write-offs and gains on the sale of shares.
Chemicals...Increase due to upturn in petrochemical products market.
Living Essentials...Increase due to gains on the sale of shares and absence of last year's write-offs.

Outlook for the fiscal year ending March 2005

Overview

Under MC2003, the company's medium-term plan launched in fiscal 2002, MC reshaped its business portfolio under the banner of the Portfolio Management Strategy, reallocating resources to fields with growth potential. As a result, during the course of MC2003, MC saw a substantial increase in core earnings and posted consolidated net income of over Y 100 billion, the first sogo shosha to reach this mark.

In fiscal 2005, MC will consolidate its position to continue to deliver the current level of earnings, while aiming for more growth. MC has set a goal of a year-on-year increase of around 10% in net income and core earnings.

Main Points

i. Operating Income... Y 140.0 billion
Mitsubishi Corporation is forecasting operating income of Y 140.0 billion, Y 9.5 billion higher than in fiscal 2004. This forecast is mainly based on growth in food-related businesses and lower pension expenses at the parent company.

j. Income from consolidated operations before income taxes ... Y 170.0 billion
Mitsubishi Corporation projects income from consolidated operations before income taxes of Y 170.0 billion, Y 19.8 billion up year on year, on higher operating income and lower write-off related losses on non-performing assets.

k. Net income.... Y 130.0 billion
Mitsubishi Corporation is projecting net income of Y 130.0 billion, up Y 14.6 billion, or 13%, year on year, on higher income from consolidated operations before income taxes and an expected improvement in net equity in earnings of affiliated companies.

Forward-looking Statements
Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.